SCHEDULE 13G
Amendment No. 6
Countrywide Credit
Industries, Inc.
Common Stock $.05 par value


Cusip #:  222-372-10-4
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,660,283
Item 7:  -0-
Item 8:  1,660,283
Item 9:  1,660,283
Item 11: 1.5%
Item 12: IA


Cusip #: 222-372-10-4
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  991,717
Item 7:  -0-
Item 8:  991,717
Item 9:  991,717
Item 11: 0.9%
Item 12: IA


Cusip #: 222-372-10-4
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  2,652,000
Item 7:  -0-
Item 8:  2,652,000
Item 9:  2,652,000
Item 11: 2.4%
Item 12: IN


Item 1(a) Countrywide Credit
Industries, Inc.

Item 1(b) 4500 Park Granada,
Calabasas, CA 91302

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C. ("TMLLC")
and Tiger Performance L.L.C.
("TPLLC").


Julian H. Robertson, Jr. is
the ultimate controlling
person of TMLLC and TPLLC.


Item 2(b). The address of
each reporting person is 101
Park Avenue, New York, NY
10178.


Item 2(c). Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.


Item 2(d). Common Stock $.05
par value.


Item 2(e). 222-372-10-4


Item 3. TMLLC and TPLLC
are investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4.  Ownership is
incorporated by reference to
items (5) - (9) and (11) of
the cover page pertaining to
each reporting person.

Item 5.  The reporting
persons have ceased to be
the beneficial owners of
more than five percent of
the class.

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.   By signing below,
I certify that, to the best
of my knowledge and belief,
the securities referred to
above were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect.


After reasonable inquiry and
to the best of my
knowledge and belief, I
certify that the information
set forth in this statement
is true, complete and
correct.

February 12, 1999

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Under
Power of Attorney dated
1/27/95
On File with Schedule 13G
for Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that
this Amendment No. 6 to
Schedule 13G dated February
12, 1999 relating to shares
of common stock of
Countrywide Credit
Industries, Inc. shall be
filed on behalf of each of
the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman

Under Power of Attorney
dated 1/27/95
On File with Schedule 13G

for Kohl's Corp. 2/7/95